## Contact

www.linkedin.com/in/anna-
zege-8ab4a428 (LinkedIn)

## Top Skills

Wealth Management
Estate Planning Strategies
Retirement Planning Services

# Anna Zege
Cofounder at Groomit for Pets, LLC
New York, New York, United States

## Experience

**Groomit for Pets, LLC**
Cofounder
February 2017 - Present (8 years 5 months)
Greater New York City Area

**Zegzy Baby (Formely Haute Doggy Style)**
Founder and CEO
July 2010 - Present (15 years)
New York, NY

• Founder and operator of retail company selling high-end line of canine
fashion apparel.
• Design apparel line, source and purchase all materials and coordinate with
production facility.
• Handle all marketing and sales.
• Conduct sales online and through third party retail stores.

**AXA Advisors**
Financial Professional
March 2014 - April 2017 (3 years 2 months)
Greater New York City Area

AXA Advisors, LLC (NY, NY), member SIPC. AXA Network, LLC; AXA
Network Insurance Agency of California, LLC in CA; AXA Network Insurance
Agency of Utah, LLC in UT; AXA Network of Puerto Rico, Inc. in PR. EOE M/F/
D/V.

**RJS Realty Acquisitions**
Real Estate Analyst Internship
June 2008 - August 2008 (3 months)
New York, NY

• Worked with real estate agents to identify potential multi-tenant commercial
properties for acquisition.
• Analyzed commercial properties for potential acquisition, performed market
valuations and due diligence review.

• Worked with commercial leasing agents to market properties to prospective tenants.
• Worked with management agents to reduce property expenses and increase cash flow.

## Cecil Grace Foundation
Personal Assistant/Researcher and editor
November 2007 - May 2008 (7 months)
New York, NY

• Assisted in the compilation, drafting and editing of diet and nutrition book.
• Conducted research on numerous diet and nutrition regimens.
• Assisted in planning and coordinating fundraising events for children's educational charity.

## Boss Models
Runway and Print Advertising Model
January 2006 - January 2007 (1 year 1 month)
New York

# Education

## New York University
Economics, Economics · (2004 - 2008)